EXHIBIT 99.1

Infosys Technologies Limited – Financial Release December 31, 2005	US GAAP Press Release
Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2005
Q3 revenues grow year-on-year by 32%
Bangalore, India – January 11, 2006
Highlights
Consolidated results for the quarter ended December 31, 2005
•	Third quarter revenues at $ 559 million, up 32.2% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.53 from $ 0.42 in the corresponding quarter last fiscal

•	36 new clients were added during the quarter

•	Gross addition of 5,135 employees for the quarter (net 3,226 employees)

•	49,422 employees as on December 31, 2005
Outlook for the quarter and fiscal year ending March 31, 2006
•	Consolidated revenues expected to be between $ 582 million and $ 584 million for the quarter ending March 31, 2006 (YoY growth of 27.9% – 28.4%) and $ 2.14 billion for the fiscal year ending March 31, 2006; (YoY growth of 34.6%)

•	Consolidated earnings per ADS expected to be between $ 0.55 and $ 0.56 for the quarter ending March 31, 2006; (YoY growth of 17.0% – 19.2%) and between $ 2.04 to $ 2.05 for the fiscal year ending March 31, 2006; (growth of 29.9% – 30.6%)
Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its third quarter ended December 31, 2005. Revenues for the quarter aggregated $ 559 million, up 32.2% from $ 423 million for the quarter ended December 31, 2004.
“We have seen another quarter of steady growth,” said Nandan M. Nilekani, CEO, President and Managing Director. “Our initiatives in strategic alignment, capability building and operational excellence are all on track.”
“We have just celebrated the 10th anniversary of some of our development centers outside Bangalore,” said S. Gopalakrishnan, Member of the Board and COO. “All these centers have matured and are contributing significantly to Infosys’ growth.”
Infosys’ continued focus on being the business transformational partner for its clients gained significant momentum this quarter.
Infosys’ Strategic Global Sourcing Unit and Infosys Consulting Inc. undertook an assessment of the sourcing strategy and processes for a leading hi-tech company. This assessment will enable the client to achieve its vision of consolidating vendors, reducing spend on local contractors while increasing spend on offshore managed services vendors.
In a strategic engagement, Infosys was selected as the global sourcing partner for a large aerospace conglomerate in the US. Infosys successfully implemented three large business-critical systems for a leading aerospace company in the US, including the replacement of a SGI-based graphics and arts illustration system with a Windows-based SGE solution. Infosys is re-engineering the client’s engineering and authoring application for improved performance and scalability.
One of the largest insurance and financial services companies in North America has sought Infosys’ expertise in developing an agency front-end portal that will strengthen its distribution capacity and drive product performance, while providing a common technology solution to enhance agent productivity.

Infosys Technologies Limited – Financial Release December 31, 2005	US GAAP Press Release
A premier luxury retailer, dedicated to providing customers with distinctive merchandise and superior service, has sought Infosys’ expertise to improve item management functionality for its direct and catalog channels through process and systems improvement.
New services at Infosys such as Infrastructure Management Services (IMS) and Independent Validation Services (IVS) continued to gain traction this quarter. In the IMS arena, Infosys won a large multi-year contract in infrastructure support for a large, Europe-based global client in investment banking. In the area of IVS, Infosys is building a Testing Center of Excellence (TCoE) for the largest grocery home-shopping service in the world.
“In the last two quarters, we have been able to build on our consulting capabilities,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Sales & Delivery. “Our collaborative approach to the market-place, combined with the strengths of our various business units, is finding good traction with our clients and is showing positive results.”
“The rupee remained volatile during the quarter,” said T. V. Mohandas Pai, Member of the Board and CFO. “The benefit of rupee depreciation on the operating margin was offset by the hedges at the non-operating level. Liquidity continues to be strong.”
Update on Progeon Limited
Akshaya Bhargava, Managing Director and Chief Executive Officer, has expressed a desire to leave Progeon for personal reasons and will remit office from March 1, 2006. Akshaya has been associated with Progeon from its early days and has been one of the main factors for Progeon’s current success.
Amitabh Chaudhry, currently Chief Operating Officer, will take over as Managing Director and Chief Executive Officer with effect from March 2, 2006. Amitabh has been associated with Progeon since early 2003 and has been responsible for building industry-leading execution capabilities within Progeon.
Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, Infosys Technologies Limited, said, “Akshaya has led Progeon from a start-up to its current eminent position. We wish him all success in his future endeavors. Amitabh’s role has been seminal in building the operations and solutions team at Progeon and in managing its high growth.”
About the company
Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.
Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract

Infosys Technologies Limited – Financial Release December 31, 2005	US GAAP Press Release
and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, our report on Form 6-K for the quarterly period ended June 30, 2005 filed on July 28, 2005 and our report on Form 6-K for the quarterly period ended September 30, 2005 filed on October 21, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.
Contact

Investor Relations	V. Balakrishnan, India	Sandeep Mahindroo, India
	+ 91 (80) 2852-0440	+ 91 (80) 5116-7759
	balakv@infosys.com	sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India	Peter Mclaughlin, USA
	+ 91 (80) 2852 2408	+ 1 (213) 268-9363
	Bani_Dhawan@infosys.com	Peter_Mclaughlin@infosys.com

Infosys Technologies Limited – Financial Release December 31, 2005	US GAAP Press Release
Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

	(Dollars in millions except share and per share data)
	As of
	March 31, 2005 (1)	December 31, 2005
		(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$410	$477
Investment in liquid mutual fund units	278	492
Trade accounts receivable, net of allowances	303	310
Deferred tax assets	2	2
Prepaid expenses and other current assets	35	39
Unbilled revenue	32	35

Total current assets	1,060	1,355
Property, plant and equipment, net	352	457
Goodwill	8	8
Deferred tax assets	8	11
Other assets	26	31

Total Assets	$1,454	$1,862

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$2
Client deposits	7	3
Other accrued liabilities	124	140
Deferred tax liabilities	—	1
Income taxes payable	23	17
Unearned revenue	20	42

Total current liabilities	175	205
Non-current liabilities
Preferred stock of subsidiary	21	—
Other non-current liabilities	5	5
Minority Interests	—	13
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding - 270,570,549 and 274,525,163 equity shares as of March 31, 2005 and December 31, 2005 respectively	31	31
Additional paid-in capital	266	379
Accumulated other comprehensive income	33	(6)
Retained earnings	923	1,235

Total stockholders’ equity	1,253	1,639

Total Liabilities and Stockholders’ Equity	$1,454	$1,862

(1) March 31, 2005 balances were obtained from audited financial statements

Infosys Technologies Limited – Financial Release December 31, 2005	US GAAP Press Release
Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

	(Dollars in millions except share and per share data)
	Three months ended		Nine months ended
	December 31,		December 31,
	2004	2005	2004	2005

Revenues	$423	$559	$1,137	$1,559
Cost of revenues	241	319	642	890

Gross profit	182	240	495	669

Operating Expenses:
Selling and marketing expenses	26	35	76	102
General and administrative expenses	34	41	91	124
Amortization of intangible assets	—	—	1	—

Total operating expenses	60	76	168	226

Operating income	122	164	327	443
Other income, net	11	(1)	17	15

Income before income taxes and minority interest	133	163	344	458
Provision for income taxes	21	18	52	52

Income before minority interest	112	145	292	406
Minority Interest	—	2	—	3

Net income	$112	$143	$292	403

Earnings per equity share
Basic	$0.42	$0.53	$1.09	$1.49
Diluted	$0.40	$0.51	$1.07	$1.44
Weighted average equity shares used in computing earnings per equity share
Basic	267,360,142	272,357,876	266,307,767	270,875,779
Diluted	275,372,238	279,912,922	272,581,961	278,434,381